                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                    FORM 4

                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
        Section 17(a) of the Public Utility Holding Company Act of 1935
            or Section 30(f) of the Investment Company Act of 1940


/ / Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

1. Name and Address of Reporting Person*

   Willner  Michael   S.
   (Last)  (First)  (Middle)

 c/o Insight Communications Company, Inc.
 810 7th Avenue
   (Street)


 New York  NY    10019
   (City)  (State)  (Zip)


2. Issuer Name and Ticker or Trading Symbol

 Insight Communications Company, Inc. (ICCI)

3. IRS Identification Number of Reporting Person, if an entity (Voluntary)


4. Statement for Month/Year

   July, 2002

5. If Amendment, Date of Original (Month/Year)



6. Relationship of Reporting Person(s) to Issuer (Check all applicable)

   /X/ Director                            / / 10% Owner
   /X/ Officer (give title below)          / / Other (specify below)

         President and Chief Executive Officer
         -------------------------------------

7. Individual or Joint/Group Reporting (Check Applicable Line)

    X  Form filed by one Reporting Person
   ---

       Form filed by more than one Reporting Person
   ---

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
                         Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

                                                                                         5. Amount
                                                                                            of Secu-
                                                                                            rities
                                                          4. Securities Acquired (A)        Bene-     6. Ownership
                               2. Trans-   3. Trans-         or Disposed of (D)             ficially     Form:
                                  action      action         (Instr. 3, 4 and 5)            Owned        Direct      7. Nature of
                                  Date        Code        -----------------------------     at End       (D) or         Indirect
                                  (Month/     (Instr. 8)                (A)                 of Month     Indirect       Beneficial
1. Title of Security              Day/     -------------     Amount     or     Price        (Instr.      (I)            Ownership
   (Instr. 3)                     Year)     Code     V                  (D)                 3 and 4)     (Instr. 4)     (Instr. 4)
-----------------------------  ----------  ------  -----  ------------  ---  ----------  -----------  -------------  ---------------
Class A Common Stock             7/30/02    C(1)             350,000     A      (1)         350,000          D

* If the Form is filed by more than one Reporting Person, see Instruction 4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.




                            Table II--Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                      (e.g., puts, calls, warrants, options, convertible securities)

                                          2. Conver-                              5. Number of Deriv-         6. Date Exercisable
                                             sion or   3. Trans-                     ative Securities            and Expiration Date
                                             Exercise     action   4. Transac-       Acquired (A) or             (Month/Day/Year)
                                             Price of     Date        tion Code      Disposed of (D)          ----------------------
                                             Deriv-       (Month/     (Instr. 8)     (Instr. 3, 4, and 5)     Date
1. Title of Derivative Security              ative        Day/     -------------  --------------------------  Exercis-    Expiration
   (Instr. 3)                                Security     Year)     Code     V        (A)           (D)       able        Date
----------------------------------------  -----------  ----------  ------  -----  ------------  ------------  ----------  ----------
Class B Common Stock(2)                     1-for-1     7/30/02      C                           350,000        Immed.      None

Variable Prepaid Forward Confirmation                   7/31/02      J                                           (3)       8/2/04



                                                                                      9. Number of   10. Ownership
                                                                                         Derivative      Form of
                                                                                         Securities      Derivative
                             7. Title and Amount of Underlying                           Benefi-         Security:
                                Securities (Instr. 3 and 4)                              cially          Direct      11. Nature of
                             ----------------------------------------  8. Price of       Owned at        (D) or          Indirect
                                                           Amount or      Derivative     End of          Indirect        Beneficial
1. Title of Derivative                  Title              Number of      Security       Month           (I)             Ownership
   Security (Instr. 3)                                      Shares        (Instr. 5)     (Instr. 4)      (Instr. 4)      (Instr. 4)
---------------------------  ---------------------------  -----------  -------------  -------------  --------------  ---------------

Class B Common Stock (1)       Class A Common Stock          350,000                     1,131,514          D

Variable Prepaid Forward       Class A Common Stock          350,000         (3)            (3)             D
  Confirmation

Explanation of Responses:

(1) Reflects cashless conversion of shares of Class B Common Stock reported in Table II below. The shares reported in this Table I are subject to the Variable Prepaid Forward Agreement referred to in footnote 3 below.

(2) Each share of Class B Common Stock is convertible into one share of Class A Common Stock upon the occurrence of certain events that are specified in the Issuer's Restated Certificate of Incorporation, including upon any transfer to a person not a member of a defined "Management Group".

(3) On July 30, 2002, the Reporting Person, pursuant to a portfolio diversification plan, entered into a Variable Prepaid Forward Agreement with CSFB Capital LLC (the "Forward Agreement"), relating to the forward sale of 350,000 shares of Common Stock. In connection with the Forward Agreement, on July 31, 2002 and August 1, 2002, CSFB sold 350,000 shares of Common Stock into the public market in accordance with paragraphs (f) and
     (g) of Rule 144 under the Securities Act of 1933, as amended, at an average price of $9.2570 per share. The Forward Agreement provides that three business days after August 2, 2004, the Reporting Person will deliver a number of shares of Common Stock, up to 350,000 shares, in accordance with the terms of the Forward Agreement, or in lieu thereof, to pay the balance due thereunder in cash. In consideration therefor, the Reporting Person has received a price of $2,880,315.

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

                                 /s/ Michael S. Willner         August 2, 2002
                              -----------------------------   -----------------
                            **Signature of Reporting Person        Date